EXHIBIT 99.1

Mogo Reports Results for Q4 & FY 2023

Payments volume increased 36% year-over-year to $9.9 billion

Q4 Revenue of $17.2 million, up 6% sequentially

Q4 Adjusted EBITDA1 of $2.7 million (16% margin), up 1006% from the prior year; FY 2023 Adjusted EBITDA reaches $7.7 million

Ended year with $55.6 million of cash and total investments2, including $27.7 million crypto-related investments

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 20, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the fourth quarter and fiscal year ended December 31, 2023.

“Our focus in 2023 was to build a more profitable and efficient company, while at the same time increasing product velocity and driving user experience improvements for our digital wealth platform,” said David Feller, Mogo’s Founder and CEO. “We made excellent progress on both fronts, meaningfully improving both the value of our wealth products and our profitability. Following the recent relaunch of both Moka and Mogo, we are in a great position to accelerate our marketing efforts in 2024 to build our user base and advance our mission to help the next generation of Canadians get on a path to achieving financial freedom. The wealth industry in Canada needs to change – people are overpaying and underperforming, and the statistics show that most are not on a path to build the wealth they need to retire. We believe we have a disruptive value proposition and products that can change this outcome, helping the next generation achieve financial freedom.”

Key Financial Highlights for Q4 & Full-Year 2023

•	Q4 revenue of $17.2 million, up slightly over the prior year and by 6% sequentially, reflecting increased growth in the company’s core products.
•	Q4 2023 gross profit of $11.5 million (67% margin), versus $11.7 million (68% margin) in Q4 2022. Full-year gross profit was $46.7 million, up slightly versus the prior year.
•	Total operating expenses for Q4 2023 decreased by 25% to $11.7 million, compared to $15.5 million in Q4 2022, reflecting the Company’s continued efficiency efforts which also resulted in a significant improvement in revenue per employee of 24% during the same period. Since Q1 2022, when the Company implemented its efficiency initiatives, revenue per employee has increased by 83%.
•	Cash flows from operating activities before investment in gross loans receivable[1] was positive for the fifth consecutive quarter, reaching $4.7 million in Q4 2023, a 79% increase over Q3 2023 and approximately 923% over Q4 2022. For the full year, cash flows from operating activities before investment in gross loans receivable reached $9.5 million, a $20.1 million improvement compared to 2022.

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•	Adjusted EBITDA[1] increased to $2.7 million in Q4 2023 (16.0% margin), up from $2.1 million (12.8% margin) in Q3 2023 and $0.2 million (1.4% margin) in Q4 2022. Full-year Adjusted EBITDA increased to $7.7 million, the high end of the Company’s initial target of $6.0 to $8.0 million and a $19.9 million improvement compared to the adjusted EBITDA loss of $12.2 million in 2022.
•	Net income (loss) improved to income of $8.5 million in Q4 2023, compared with net loss of $74.9 million in Q4 2022.
•	Adjusted net loss[1] decreased to $2.6 million in Q4 2023 from adjusted net loss of $5.4 million in Q4 2022.
•	Ended 2023 with cash and total investments of $55.6 million, up from $43.7 million at the end of Q3 2023. This included combined cash and restricted cash of $17.9 million and investment portfolio of $37.8 million.
•	In 2023, the Company repurchased and cancelled 474,353 common shares under its share buyback program on NASDAQ and its normal course issuer bid on the Toronto Stock Exchange at an average price of $2.36 per share. Including the 600,000 common shares repurchased in 2022 under the NASDAQ buyback program, the Company has repurchased 1,074,353 common shares to date, representing 4.4% of the Company’s current outstanding common shares. The Company currently has 24.5 million common shares issued and outstanding.
•	Subsequent to year end, Mogo announced that its Board of Directors has approved a change to its treasury management strategy to include Bitcoin and Bitcoin ETFs and authorized an initial investment of up to $5.0 million.

“Our fourth-quarter results clearly demonstrate our success in returning the business to meaningful profitability during 2023 while at the same time resuming top-line growth,” said Greg Feller, President & CFO. “Revenue increased sequentially for the third quarter in a row and, importantly, increased year - over - year for the first time in 2023. At the same time, our Q4 Adjusted EBITDA reached $2.7 million – or 16% margin – bringing us to $7.7 million in Adjusted EBITDA for the year compared to a loss of $12.2 million in 2022. In 2024, we plan to increase our investments to accelerate top-line growth of our Subscription & Services revenue including our newly launched wealth products, along with continued growth of our Carta payments platform. We will also continue to focus on increasing our combined Subscription & Services revenue growth and Adjusted EBITDA margin toward our target Rule of 40.”

Business & Operations Highlights

•	Mogo's digital payment solutions business, Carta Worldwide, processed over $9.9 billion of payment volume in 2023, an increase of 36% compared to 2022.
•	Assets under management in the Company’s Wealth businesses increased 23% year-over-year to $351.3 million.
•	Mogo members increased to 2.1 million at year end, up 6% from the prior year.
•	In July 2023, Mogo announced that Coinsquare Ltd. completed a business combination with WonderFi and CoinSmart Financial Inc. This transaction positioned the resulting entity, WonderFi (TSX:WNDR), as the only fully regulated crypto exchange in Canada. As at December 31, 2023, Mogo was the largest shareholder of WonderFi holding ~ 87 million shares (a ~13% ownership interest), valued at $25.7 million.

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•	Mogo continued to focus on increasing the value of its digital wealth platform. In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.
•	Mogo continued to build a highly efficient and scalable technology platform and operation. Mogo entered a multi-year agreement to transition to Oracle Cloud Infrastructure to support the long-term growth of the Company’s digital wealth platform.
•	Mogo completed a strategic agreement to transition to Snowflake as the sole data warehouse for its wealth and lending platforms. This aligns with Mogo’s objective to deploy new Artificial Intelligence (AI) applications in wealth.

Financial Outlook

In 2023, Mogo focused on accelerating its path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. As a result of these initiatives, 2023 total operating expenses decreased by $29.3 million, or 37%, compared to 2022, and the Company reported a significant year-over-year increase in Adjusted EBITDA, which increased to $7.7 million in 2023, a $19.9 million year-over-year improvement from an Adjusted EBITDA loss of $12.2 million in 2022.

For fiscal 2024, Mogo expects to shift the balance toward accelerating revenue growth while at the same time continuing to generate positive Adjusted EBITDA3. The Company will increase investments in marketing to drive acceleration in Subscription & Services revenue growth from its Wealth and Payments businesses where it sees significant opportunity for expansion.

Specifically, for 2024 Mogo expects accelerating Subscription & Services revenue growth during the year with an overall Subscription & Services revenue growth rate in the mid-teens for the full year.

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended December 31, 2023.

2 Includes combined cash and restricted cash of $17.9 million and investment portfolio of $37.8 million.

3 Adjusted EBITDA is a non-IFRS measure. Management has not reconciled this forward-looking non-IFRS measure to its most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 & FY2023 financial results at 2:00 p.m. ET on March 20, 2024. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International) using conference ID: 72419362. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

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Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended December 31, 2023, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) before tax	$8,432	$(75,030)	$(18,287)	$(166,014)
Depreciation and amortization	2,385	3,166	9,067	12,636
Stock-based compensation	580	835	2,478	8,712
Credit facility interest expense	1,595	1,363	6,064	4,640
Debenture and other financing expense	1,141	779	3,519	3,225
Accretion related to debentures	222	315	958	1,249
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
Adjusted EBITDA	2,743	248	7,669	(12,227)

Adjusted Net Loss

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) before tax	$8,432	$(75,030)	$(18,287)	$(166,014)
Stock-based compensation	580	835	2,478	8,712
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
Adjusted net loss	(2,600)	(5,375)	(11,939)	(33,977)

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net cash used in operating activities	$(2,199)	$(1,356)	$(9,168)	$(27,009)
Net issuance of loans receivable	(6,875)	(1,813)	(18,655)	(16,392)
Cash provided by (used in) operations before investment in gross loans receivable	4,676	457	9,487	(10,617)

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s path to profitability, the Company’s ability to make investments in long-term growth products, the Company’s plan for accelerating revenue growth in 2024, the Company’s treasury management strategy and the Company’s financial outlook for 2024. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a financial technology company headquartered in Vancouver, Canada. With more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR), Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. Mogotrade offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – and make a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds that overcharge and underperform with a passive investing solution based on a S&P 500 strategy at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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